SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 1999

                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

         Antenna TV S.A. (the "Company") has filed with the Securities and Exchange Commission a Registration Statement on Form F-1 (the "Registration Statement") with respect to the registration for sale in an initial public offering shares of its capital stock, nominal value GRD 100 per share, represented by American Depositary Shares. The Company has included in the Registration Statement audited financial statements for the fiscal year ended December 31, 1998. The following table sets forth certain summary historical financial information derived from the audited financial statements and included in the Registration Statement:

                                                       FISCAL YEAR ENDED DECEMBER 31,
                                                          1998                 1998
                                                   ------------------- ---------------------
                                                          (GRD)               ($)(1)
STATEMENT OF OPERATIONS DATA
  Advertising revenue..............................             28,685                 102.5
  Related party revenue............................              2,899                  10.3
  Other revenue....................................                220                   0.8
                                                   ------------------- ---------------------
  Total net revenue................................             31,804                 113.6
  Cost of sales....................................              5,142                  18.4
  Selling, general and administrative expenses.....              3,762                  13.4
  Amortization of programming costs................             12,383                  44.2
  Depreciation.....................................                600                   2.1
                                                   ------------------- ---------------------
  Operating income.................................              9,917                  35.4
  Interest expense, net............................              2,847                  10.2
  Foreign exchange (losses) gains and other, net...             (4,007)                (14.3)
                                                   ------------------- ---------------------
  Income (loss) before income taxes................              3,063                  10.9
  Provision (benefit) for income taxes(2)..........              2,078                   7.4
                                                   ------------------- ---------------------
  Net income (loss)................................                985                   3.5
                                                   =================== =====================
  Basic and diluted earnings (loss) per share......               58.8                   0.2
                                                   =================== =====================
BALANCE SHEET DATA (AT PERIOD END)
  Total assets.....................................             58,879                 210.4
  Long-term obligations............................             32,600                 116.5
  Total debt(3)....................................             32,666                 116.8
  Shareholders' equity.............................              5,370                  19.2

------------------

(1) Translation of drachmae into dollars has been made at the rate of $1.00 = GRD 279.90 (the Noon Buying Rate on December 31, 1998). Such translation is provided solely for the convenience of the reader. On February 10, 1999, the Noon Buying Rate was $1.00 = GRD 284.25.
(2) During Fiscal 1998, the drachma appreciated against the U.S. dollar, which resulted in a foreign exchange loss on a forward contract for which no tax benefit has been recognized due to the uncertainty of the ultimate ability to realize such tax benefit.
(3) Total debt includes bank overdrafts and short-term borrowings, long-term indebtedness (including the current portion thereof) and long-term obligations under capital leases (including the current portion thereof).

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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ANTENNA TV S.A.
                                            (Registrant)


                                            By: /s/ Nikolaos Angelopoulos
                                            -----------------------------
                                            Name:  Nikolaos Angelopoulos
                                            Title: Chief Financial Officer

Dated: February 16, 1999

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